# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kosmos Energy Ltd., CIK 0001509991
CUSIP: 500688106
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 8176 PARK LANE, SUITE 500, DALLAS, Texas (TX), 75231
Date of event which requires filing of this statement: 10/28/2026
Filed by CIK 0001705931

## Reporting persons
- cobas asset management, sgiic, s.a.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Spain (U3); sole voting power 29,406,168; shared voting power 0; sole dispositive power 29,406,168; shared dispositive power 0; aggregate amount beneficially owned 29,406,168 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Kosmos Energy Ltd.
Address of issuer's principal executive offices: 8176 PARK LANE, SUITE 500, DALLAS, TEXAS, 75231

## Item 2. Person Filing
Name of person filing: COBAS ASSET MANAGEMENT, SGIIC, S.A.
Address of principal business office or, if none, residence: Paseo de la Castellana, 53, 28046 Madrid, Spain.
Citizenship: SPAIN

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: FUND MANAGER

## Item 4. Ownership
Amount beneficially owned: 29,406,168
Percent of class: 4.938166
Sole power to vote or to direct the vote: 29,406,168
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 29,406,168
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- cobas asset management, sgiic, s.a.: FRANCISCO GARCIA PARAMES, CHIEF EXECUTIVE OFFICER (11/06/2026)